UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

COSMOS GROUP HOLDINGS INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

78637 Q208

(CUSIP Number)

Koon Wing Cheung
c/o Cosmos Group Holdings Inc.
Rooms 1309-11, 13th Floor, Tai Yau Building
No. 181 Johnston Road
Wanchai, Hong Kong
852 3188 9363

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 24, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78637 Q208	13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS Koon Wing Cheung
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong S.A.R., China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 219,222,938
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 219,222,938
	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 219,222,938
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 78637 Q208	13D	Page 3 of 5 Pages

Item 1. Security and Issuer

The class of equity securities to which this statement relates is the common stock, $0.001 par value per share (the "Common Stock"), of Cosmos Group Holdings Inc., a Nevada corporation (the "Company"). The principal executive office of the Company is located at Rooms 1309-11, 13th Floor, Tai Yau Building, No. 181 Johnston Road, Wanchai, Hong Kong.

Item 2. Identity and Background

(a)      This Schedule 13D is being filed by Koon Wing Cheung (the "Reporting Person").

(b)      The address of the principal business of the Reporting Person is Cosmos Group Holdings Inc., a Nevada corporation (the "Company"). The principal executive office of the Company is located at Rooms 1309-11, 13th Floor, Tai Yau Building, No. 181 Johnston Road, Wanchai, Hong Kong.

(c)      The principal occupation of the Reporting Person is a businessman.

(d)      During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)      During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.

(f)       The Reporting Person is a citizen of Hong Kong S.A.R., China.

Item 3. Source and Amount of Funds or Other Consideration

On May 12, 2017, the Company acquired all of the issued and outstanding shares of Lee Tat Transportation Int'l Limited ("Lee Tat") from Mr. Koon Wing Cheung Lee Tat's sole shareholder, in exchange for 219,222,938 shares of our issued and outstanding common stock. In connection with the Lee Tat acquisition, Miky Wan resigned from her positions as Chief Executive Officer and Chief Operating Office and Koon Wing Cheung and Yongwei Hu were appointed to serve as our Chief Executive Officer and Chief Operating Officer, respectively, and also as our directors. In addition, Anthony H.H. Chan and Alice K. M. Tang resigned from their positions as directors, and Zhigang Liao and Weiming Chen were appointed to fill the vacancies created by their resignations. The Company relied on the exemption from registration pursuant to Section 4(2) of, and Regulation D and/or Regulation S promulgated under the Act in selling the Company's securities to the shareholders of Lee Tat.

Item 4. Purpose of Transaction

The acquisition by the Reporting Person of the Shares (as hereinafter defined) as described herein was effected because of the belief that the Shares represent an attractive investment. Depending on prevailing market, economic and other conditions, the Reporting Person may from time to time acquire additional Shares or engage in discussions with the Company concerning future acquisitions of shares of its capital stock. Such acquisitions may be made by means of open-market purchases, privately negotiated transactions, direct acquisitions from the Company or otherwise. The Reporting Person intends to review her investment in the Company on a continuing basis and, depending upon the price and availability of shares of the Company's capital stock, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to the Reporting Person, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of his investment in the Company.

CUSIP No. 78637 Q208	13D	Page 4 of 5 Pages

As an executive officer, director and significant stockholder in the Company, Mr. Cheung may vote his shares or otherwise cause the Company to enter into acquisitions and strategic partnerships to expand the business of the Company. These acquisitions or strategic partnerships may be funded through the issuance of additional securities of the Company, working capital or a combination of both.

Additional Disclosure

Except as set forth above in this statement, the Reporting Person does not have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)            The percentages used herein are calculated based upon 429,848,898 shares of the Common Stock outstanding as of May 12 , 2017.

(b)            Mr. Cheung is the direct owner of 219,222,938 shares of Common Stock (the "Shares") representing approximately 51% of the outstanding shares of Common Stock. Mr. Cheung has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Shares.

(c)            The Reporting Person did not effect any transactions in the Shares during the sixty days before the date of this Schedule 13D.

(d)            Except as set forth in this Item 5, no person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)            Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7. Material to be Filed as Exhibits

None.

CUSIP No. 78637 Q208	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 3, 2017
/s/ Koon Wing Cheung
Koon Wing Cheung